

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2026

Yuan Li
Co-Chief Executive Officer
JIADE Ltd
18/F, Block D, Huirong Plaza, No. 88, Section 3, Jinhua Road
Jinjiang District, Chengdu City, Sichuan Province
The People's Republic of China, 610000

> **Re: JIADE Ltd**
> **Registration Statement on Form F-3**
> **Filed January 5, 2026**
> **File No. 333-292574**

Dear Yuan Li:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eddie Kim at 202-551-8713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li